

06009012

AB 6/3

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48339

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___04/01/05___ AND ENDING ___03/31/06___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bigelow & Company

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

700 17th Street, Suite 2400
(No. and Street)

Denver   Colorado   80202
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William J. Fleming   303 292-5900
(Area Code -- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD, LLP
(Name -- if individual, state last, first, middle name)

1700 Lincoln Street, Suite 3400   Denver   Colorado 80203
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 2 6 2006
THOMSON
FINANCIAL

RECEIVED
MAY 3 1 2006
185

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, Robert E. Bigelow   , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Bigelow & Company
                                                                                                          , as

of March 31   , 20 06   , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

LOUISE J COLE
NOTARY PUBLIC
STATE OF COLORADO
My Commission Expires 3/16/09

_____
Signature

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Bigelow & Company

Accountants' Report and Financial Statements

March 31, 2006



Bigelow & Company
March 31, 2006

Contents



Independent Accountants' Report

Board of Directors
Bigelow & Company
Denver, Colorado

We have audited the accompanying statement of financial condition of Bigelow & Company (a wholly owned subsidiary of Bigelow, White & Co., Inc.) as of March 31, 2006, and the related statements of income, stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bigelow & Company as of March 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on Page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BKD, LLP

Denver, Colorado
May 12, 2006

Bigelow & Company
Statement of Financial Condition
March 31, 2006

Assets

Cash	$	47,974
Receivables from related parties		45,016
	$	92,990

Liabilities and Stockholder's Equity

Liabilities	$	—

Stockholder's Equity

Common stock, $.01 par value; authorized 100,000 shares; issued and outstanding, 35,500 shares	355
Additional paid-in-capital	2,646,460
Accumulated deficit	(2,553,825)
Total stockholder's equity	92,990
	$ 92,990

Bigelow & Company
Statement of Income
For the Year Ended March 31, 2006

Revenues

Placement agent fees	$ 40,000
Other	10,696
Total revenues	50,696

Expenses

Other general and administrative	47,586
Total expenses	47,586

Income before Income Taxes	3,110
Provision for Income Taxes	—
Net Income	$ 3,110

Bigelow & Company
Statement of Stockholder's Equity
For the Year Ended March 31, 2006

	Common Stock, Issued	Additional Paid-In Capital	Accumulated Deficit	Total
Balance, April 1, 2005	$ 355	$ 2,646,460	$ (2,556,935)	$ 89,880
Net income	—	—	3,110	3,110
Balance, March 31, 2006	$ 355	$ 2,646,460	$ (2,553,825)	$ 92,990

Bigelow & Company
Statement of Cash Flows
For the Year Ended March 31, 2006

Operating Activities		
Net income	$	3,110
Changes in receivables from related parties		6,871
Net cash provided by operating activities		9,981
Increase in Cash		9,981
Cash, Beginning of Year		37,993
Cash, End of Year	$	47,974

Bigelow & Company
Notes to Financial Statements
March 31, 2006

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Business

Bigelow & Company (the Company) is a registered broker-dealer that commenced operations in May 1995. On a limited basis, the Company provides private placement of corporate debt and equity securities, as agent only, and acts as a placement agent for sales of private limited partnership interests. The Company is a 100% owned subsidiary of Bigelow, White & Co., Inc. (Parent). All revenue in 2006 was generated from an entity under common control.

The Company operates under the provisions of Paragraph (k)(1) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that Rule.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

Deferred tax assets and liabilities are recognized for the tax effect of differences between the financial statement and tax basis of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized. The Company files consolidated income tax returns with its parent.

Note 2: Receivables from Related Parties

At March 31, 2006, receivables from related parties consisted of approximately $45,000 due from an entity with common ownership of the Company's parent. Management reviews each receivable for collectibility. Management believes all receivables are fully collectible; therefore, no allowance for uncollectible receivables has been made.

Note 3: Minimum Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital. The Company has elected to use the basic method, permitted by the rule, which requires the Company to maintain minimum net capital, as defined, equal to $5,000. At March 31, 2006, the Company had net capital of approximately $48,000, which is approximately $43,000 in excess of the minimum net capital required.

Bigelow & Company
Notes to Financial Statements
March 31, 2006

Note 4: Income Taxes

The Company is a member of a group that files consolidated federal and state tax returns. Accordingly, income taxes payable to the taxing authorities are recognized on the financial statements of the Parent Company, who is the taxpayer for income tax purposes. The members of the consolidated group allocate payments to any member of the group for the income tax reduction resulting from the member's inclusion in the consolidated return, or the member makes payments to the Parent Company for its allocated share of the consolidated income tax liability. This allocation approximates the amounts that would be reported if the Company were filing separate income tax returns.

The provision for income taxes includes these components:

Taxes currently payable	$ —
Deferred income taxes	—
	$ 0
Computed at the statutory rate (34%)	$ 1,000
Increase (decrease) in tax benefit resulting from change in valuation allowance	(1,000)
Income tax expense	$ 0

The tax effects of temporary differences related to deferred taxes are as follows:

Differing methods of computing amortization expense for financial reporting versus income tax purposes	$ 8,000
Net operating loss carryforwards	1,072,000
Net deferred tax asset before valuation allowance	1,080,000
Valuation allowance:	
Beginning balance	1,081,000
Decrease during the period	(1,000)
Ending balance	1,080,000
Net deferred tax asset	$ 0

As of March 31, 2006, the Company had unused operating loss carryforwards of approximately $2,800,000, which expire between 2019 and 2023.

Supplementary Information
Required by Rule 17a-5 of the
Securities Exchange Act of 1934

Bigelow & Company
Computation of Net Capital Under Rule 15c3-1 of the
Securities Exchange Act of 1934
March 31, 2006

Net Capital

    Total stockholder's equity $ 92,990

Deductions

  Non-allowable assets

    Receivables from related parties   45,016

    Net capital   47,974

Computation of Basic Net Capital Requirement

  Minimum net capital required   5,000

    Capital in excess of minimum requirement $ 42,974

There is no variance between this computation of net capital under Paragraph F of Rule 15c3-1 and the Registrant's computation filed with Part II, Form X-17A-5. Accordingly, no reconciliation is necessary.



Independent Accountants' Report on Internal Control

Board of Directors
Bigelow & Company
Denver, Colorado

In planning and performing our audit of the financial statements and supplemental schedules of Bigelow & Company (a wholly owned subsidiary of Bigelow, White & Company, Inc.) for the year ended March 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by Bigelow & Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because Bigelow & Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of Bigelow & Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which Bigelow & Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that Bigelow & Company's practices and procedures were adequate at March 31, 2006, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Denver, Colorado
May 12, 2006